July 27, 2005

Martin G. Klein, CEO
Electro Energy Inc.
30 Shelter Rock Road
Danbury Connecticut 06810

Re: Electro Energy Inc.
Form SB-2, Amendment No. 4
File No. 333-121026
Filed July 12, 2005

Dear Mr. Klein:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prior comment refers to our letter dated June 22, 2005. Page numbers refer to the marked copy furnished.

Risk Factors

We rely on revenue generated from our relationship with Eagle Pitcher Technologies … - Page 3

1.   Revise this risk factor caption to more clearly describe the nature of the risk, and combine this risk with the next one on page 4. For example, an appropriate

caption might be, "Eagle-Pitcher Technologies, our largest customer, has filed for bankruptcy protection, and our revenues for our first two quarters of this year have declined significantly as a result." Update the risk factor to quantify the extent to which your product revenues declined for the first two fiscal quarters of 2005, as compared to the first two quarters of 2004. Also briefly describe the extent to which you believe revenues will continue to be adversely affected in future quarters. Because of the significance of this risk, the definitions that you added here should be relocated to the appropriate disclosure in the Business section so the material risk can be clearly, concisely, and prominently described.

Management's Discussion and Analysis, page 10
Three Months ended March 31, 2005 compared to three months ended March 21, 2004
Net Revenue, page 10

2.   Refer to prior comment 5. It is unclear where you have responded to the third sentence regarding the significance of "unabsorbed overhead" at the Colorado facility.

3.   With regard to the final sentence of the third paragraph ("To that end…"), please revise to describe the "contract support to develop Lithium and Thermal Batteries." Explain how and when you expect this will mitigate your overcapacity problem. Further, clarify what you mean by "using that capability to support manufacturing development…" Do you mean you are now using the Colorado plant primarily as a research facility? How much excess capacity does this place into productive use?

Our Business Following the Merger, page 22

4.   Update this disclosure to explain the current status of your business relationship with Eagle Picher, including its bankruptcy and decline in purchases during the current fiscal year.

        As appropriate, please amend your registration statement and, as applicable, periodic reports in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. File amendment(s) to your 1934 Act reports within 10 business days of this letter's date. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Jeanne Bennett at (202) 551-3606 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Morris at (202) 551-3601 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc.   Duane Berlin (Lev & Berlin)
        VIA TELEFAX 203-854-1652